ACTIVISION, INC.

3100 OCEAN PARK BOULEVARD

SANTA MONICA, CALIFORNIA 90405

October 14, 2005 (REVISED)

CONFIDENTIAL TREATMENT REQUESTED BY ACTIVISION, INC.

Mr. Brad Skinner

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Activision, Inc. (File No. 001-15839)

Form 10-K:     For the Fiscal Year Ended March 31, 2005

Filed June 9, 2005

Form 10-Q:     For the Fiscal Quarter Ended June 30, 2005

Filed August 4, 2005

Schedule 14-A

Filed July 29, 2005

Dear Mr. Skinner:

This letter is submitted on behalf of Activision, Inc. (“Activision” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, as set forth in your letter to Robert A. Kotick, dated September 14, 2005.

For reference purposes, the text of your letter dated September 14, 2005 has been reproduced herein with the Company’s response below each numbered comment. All capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the filings noted above.

Form 10-K for the Fiscal Year Ended March 31, 2005

Item 7. MD&A of Financial Condition and Results of Operations

Critical Accounting Policies, page 26

STAFF COMMENT

1.

We note that you apply certain critical accounting policies that have materially affected your financial results due to changes in the underlying estimates and assumptions. For example, we note that your results have recently been materially affected by estimates related to sales returns, price protection and the recoverability of software development costs. Please tell us how you considered disclosing how

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CONFIDENTIAL TREATMENT REQUESTED BY ACTIVISION, INC.

Mr. Brad Skinner

October 14, 2005 (REVISED)

accurate your estimates/assumptions have been in the past, how much the estimates/assumptions have changed, and whether your estimates/assumptions are reasonably likely to change in the future. Address how you have analyzed your estimates/assumptions’ specific sensitivity to change and whether you have provided appropriate quantitative information that is reasonably available. Refer to Section V of SEC Release 33-8350 for further guidance.

MANAGEMENT RESPONSE

Software Development Costs

We believe we are capable of estimating recoverability of software development costs. Our estimates related to recoverability of software development costs are determined in accordance with Statement of Financial Accounting Standard (“SFAS”) 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.” SFAS 86 requires a comparison of the unamortized capitalized costs of a product to the net realizable value of that product. Pre-product release assessments of the overall recoverability of software development costs are based upon projected title cost and performance analyses, which are reviewed at each stage of our “Greenlight Process” (described in more detail on page 7 of Activision’s Form 10-K for the Fiscal Year Ended March 31, 2005). Post product release net realizable value assessments are based upon the forecasted product profit and loss statement. Outside of the normal amortization of capitalized costs, Activision has three types of potential charges related to the recoverability of software development costs: impairments, cancellations, and write-downs.

•

“Impairments” relate to products that have not yet been released and are still in various stages of development. An impairment charge is recognized when, based upon assessments and projections prepared at each stage of the “Greenlight Process,” the expected net realizable value of that product is less than the current unamortized capitalized cost. In accordance with SFAS 86, the capitalized cost is written down to the net realizable value resulting in an impairment charge. Any impairment charges are recorded in the period in which our recoverability estimates change. Although historically infrequent, when Activision has taken material impairment charges, they have been adequately disclosed in our filings. Furthermore, once these charges were taken, no further adjustments were necessary as a result of changes in estimates/assumptions related to the related asset’s expected net realizable value.

•

“Cancellations” relate to products in development that Activision management has decided not to release. Products are cancelled when management believes they are unlikely to produce an acceptable level of return on our investment or when products do not fit the long-term strategy of the company. These “cancellation” charges have not been the result of an impaired asset (i.e.

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CONFIDENTIAL TREATMENT REQUESTED BY ACTIVISION, INC.

Mr. Brad Skinner

October 14, 2005 (REVISED)

capitalized costs in excess of expected net realizable value). Once the decision to cancel a product has been made, any costs previously capitalized are expensed as product development costs. Activision has previously disclosed material cancellations, with the most recent occurring in our fiscal 2004 third quarter.

•

“Write downs” relate to products that have been released and represent a normal adjustment to amortization of capitalized product development costs. Capitalized product development costs are generally amortized over a period of six months or less. Write downs are based upon ongoing assessments of anticipated future gross revenues. SFAS 86 requires amortization to be computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product. As anticipated gross revenues become clearer as the product progresses through its life cycle, future amortization of the capitalized software costs may be adjusted resulting in a write down. As these adjustments are an ongoing part of normal business and represent adjustments to the timing of amortization, we have not deemed disclosure of such write-downs necessary.

Sales Returns/Price Protection

Activision believes that it is capable of estimating, with reasonable accuracy the aggregate amount of price protection that will be required for titles shipped, as well as the amount of returns that will occur. We provide for future returns and price protection for all units shipped each quarter. A high level analysis of the past three years shown in Schedule 1 supports our ability to reasonably estimate our price protection/return provisions. It is important to note that the consolidated results include numerous individually calculated price protection and returns provisions for titles shipped, which were released at various dates, and at different stages of their product lifecycles. Furthermore, there are a number of assumptions and estimates made related to each product, platform, and business unit/territory, in determining the related provisions. Exhibit 1 provides a list of many of the variables that are considered in determining the provision reflected in the consolidated results. Although detail calculations are made to compute the provisions, Schedule 1 shows that these calculations aggregate to overall estimates/assumptions which are relatively consistent each year, and results which have been reasonably accurate. The consolidated provision has consistently ranged between 12-14% of net revenue each year, and actual reserve utilization has historically been comparable to the provision when taking into account a reasonable time lag for actual price protection credit and returns. Activision’s historical experience is that most price protection credits and returns occur between 90 and 180 days after a product is shipped. In order to reflect this fact and provide you with a more comparable estimate of the provision against the related actual claims, the reserve utilization laid out in Schedule 1 has been calculated beginning one-quarter subsequent to the period in which the provision was recorded. For example, the “Consolidated Provision” for fiscal 2004 is shown against the actual price protection and return claims processed (“Consolidated

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CONFIDENTIAL TREATMENT REQUESTED BY ACTIVISION, INC.

Mr. Brad Skinner

October 14, 2005 (REVISED)

Actuals”) in the second, third, and fourth quarters of fiscal 2004 and the first quarter of fiscal 2005, etc. This schedule shows that with respect to each fiscal year, the difference between the provision and related actual price protection and return credits processed (on a one quarter lag) are plus or minus 1.5% of the related net revenue.

Schedule 1

Activision provides both qualitative and quantitative disclosures related to this provision in our filings. In our critical accounting policy in regards to allowances for returns, price protection, doubtful accounts and inventory on page 27 of our Form 10-K for the Fiscal Year Ended March 31, 2005, we state that based upon historical experience we believe our estimates of reserves are reasonable. We also discuss pricing concessions and returns on page 14 of our Form 10-K for the Fiscal Year Ended March 31, 2005 in the section entitled, “Factors Affecting Future Performance”. Both of these disclosures qualitatively describe the factors and assumptions that are considered in estimating reserve requirements, and the risk that estimates/assumptions could change in the future. In addition, Schedule II to the Form 10-K provides a rollforward of the price protection and return reserve for the last three fiscal years. This schedule shows the aggregate amount of price protection/return reserve at the beginning of each year, the aggregate amount of provision recorded, the aggregate amount of price protection and return claims processed, and the end of year reserve. In addition to these disclosures, we will consider the inclusion of a sensitivity discussion surrounding these significant estimates in future filings.

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CONFIDENTIAL TREATMENT REQUESTED BY ACTIVISION, INC.

Mr. Brad Skinner

October 14, 2005 (REVISED)

In conclusion, we feel that we have been reasonably accurate in estimating our sales returns and price protection reserves, and have appropriately provided both qualitative and quantitative disclosures to the reader. We will consider the inclusion of additional sensitivity discussion surrounding these significant estimates in future filings.

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Software Development Costs, page F-8

STAFF COMMENT

2.

You disclose that capitalized software development costs for products that are cancelled or abandoned are charged to product development expense in the period of cancellation. Please explain to us your basis for classifying these impairment charges as product development expenses. In addition clarify for us whether this policy differentiates between products that have been cancelled during development and those that are abandoned after release and whether charges related to products that have already been released are classified as costs of sales.

MANAGEMENT RESPONSE

Activision accounts for software development costs in accordance with SFAS 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.” In accordance with SFAS 86, software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product encompasses both technical design documentation and game design documentation. Cancelled and abandoned products represent products for which we have commenced the development phase but have decided that we will not release the product. A decision to cancel or abandon a product could occur at any stage of development including subsequent to the establishment of technological feasibility and cost recovery. Although the product may have been determined to be technologically feasible, such factors as expected quality, game ranking, game popularity, competition in the marketplace, and projected profitability of the product may lead to a product cancellation. Decisions to cancel or abandon product are based upon in depth reviews performed at each stage of our “Greenlight Process,” which is described in more detail on page 7 of Activision’s Form 10-K for the Fiscal Year Ended March 31, 2005. The basis for classifying these charges as product development expense is based upon the fact

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CONFIDENTIAL TREATMENT REQUESTED BY ACTIVISION, INC.

Mr. Brad Skinner

October 14, 2005 (REVISED)

that our decision to cancel or abandon the product during the development phases means that costs are no longer determined to be recoverable and a write off is necessary. Costs previously capitalized during the product development phase of these products are expensed as they no longer represent future economic benefit. In addition, FASB Staff Response 8 states that where a development issue arises after management has established technological feasibility, any previously capitalized costs for that product would be charged to expense as Research and Development costs. As such, these capitalized costs are most appropriately charged to product development expenses in the period in which the product is cancelled or abandoned.

Activision’s policy on accounting for software development costs differentiates between products that have been cancelled during development and those that are “abandoned” after release. Once a product is released, Activision does not “abandon” a product; however, as required by SFAS 86, we do evaluate the future recoverability of capitalized amounts on a quarterly basis based upon actual product performance. If capitalized amounts are deemed not to be recoverable subsequent to a product’s release, the unrecoverable amount is expensed as part of cost of sales – software development and remaining amortization is adjusted to reflect the expected ratio of current gross revenues to the total of current and anticipated future gross revenues for that product.

Note 18. Quarterly Financial and Market Information (Unaudited), page F-35

STAFF COMMENT

3.	We note that you do not disclose gross profit information under this note. Please tell us how you have considered the disclosure requirements of Item 302(a)(1) of Regulation S-K.

MANAGEMENT RESPONSE

Activision does not include a gross profit subtotal in our annual statement of operations and to disclose for quarterly financial information would not be consistent with our statement of operations.

The disclosure requirements of Item 302(a)(1) of Regulation S-K require that a company disclose gross profit (defined as “net sales less costs and expenses associated directly with or allocated to products sold or services rendered”). Activision has considered the disclosure requirements of Item 302(a)(1) of Regulation S-K and has determined that the disclosure of “operating income” is a more beneficial and meaningful disclosure for our investors as it more accurately reflects how management monitors the business. As noted in SEC Staff Accounting Bulletin No. 103, Topic 6(G)(1)(a) Question 2, “companies in specialized

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CONFIDENTIAL TREATMENT REQUESTED BY ACTIVISION, INC.

Mr. Brad Skinner

October 14, 2005 (REVISED)

industries should present summarized quarterly financial data which are most meaningful in their particular circumstances.” Although gross profit is computed by some companies in our industry, it is not an industry standard key performance indicator nor is it viewed by investors or analysts as a key performance indicator in monitoring our business. Activision consistently presents operating income and operating margin as key performance indicators in our press release and investor relations materials. For internal performance measurement, Activision management does not use gross profit but instead utilizes operating income and operating income margin as the primary business indicator. Operating income includes product development, sales and marketing, and general and administrative costs. All of these costs are instrumental to the development and sale of our products and are consistently allocated to each title we release which allows us to assess the true profitability of each title. Lastly, Activision’s filings provide the readers with all the information necessary to calculate gross profit if they so desire.

Item 9A. Controls and Procedures, page 57

STAFF COMMENT

4.

You state that an internal control system “can provide only reasonable, not absolute, assurance” that the objectives of the control system are met. Please tell us whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In addition, explain to us how you complied with the guidance in Section II.F.4 of SEC Release 33-8238.

MANAGEMENT RESPONSE

The Company's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  The Company's chief executive and chief financial officers have concluded that, as of March 31, 2005 and as of June 30, 2005, our disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis.

We have reviewed the Commission's guidance in Section II.F.4 of SEC Release 33-8238.  In our report on Form 10K, we stated that our chief executive and chief financial officers, based on their evaluation, concluded that "as of the end of the period covered by this report, our disclosure controls and procedures are effective in recording, processing, summarizing, and reporting, on a timely basis, information required to be disclosed by the Company" in its reports.  Consistent with the Commission's guidance, future disclosures by the Company under Item 9A of Form 10-K and under Item 4 of Form 10-Q will state that our

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CONFIDENTIAL TREATMENT REQUESTED BY ACTIVISION, INC.

Mr. Brad Skinner

October 14, 2005 (REVISED)

disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our chief executive and chief financial officers have concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Item 2. MD&A of Financial Condition and Results of Operations

Liquidity and Capital Resources

Key Balance Sheet Accounts, page 40

STAFF COMMENT

5.

You disclose that the increase in your reserves for sales returns and price protection during the quarter ended June 30, 2005 was due to a “large percentage of catalog inventory in the channel.” Please explain to us whether these reserve changes related to sales recorded during the June quarter or in prior periods. If the changes related to sales recorded in prior periods, please describe to us the reasons for these changes in more detail. In addition, explain to us how you concluded that the fees related to the sales recorded during those prior periods were fixed or determinable at the time of sale. As part of your response, address how such changes in reserves affect your ability to estimate future returns and price protection at the time of sale on an ongoing basis.

MANAGEMENT RESPONSE

Our response is set forth on the attached Addendum 1.

Schedule 14A filed July 29, 2005

Principal Accountant Fees, page 38

STAFF COMMENT

6.

We note that your auditors have provided you with a significant amount of consulting services related to your compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Please describe these services to us and explain how you applied the guidance in Rule 2-01 of Regulation S-X and Section II.B.3(b) of SEC Release 33-8238.

MANAGEMENT RESPONSE

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CONFIDENTIAL TREATMENT REQUESTED BY ACTIVISION, INC.

Mr. Brad Skinner

October 14, 2005 (REVISED)

We engaged PricewaterhouseCoopers LLP ("PwC"), our independent registered public accounting firm, in February 2004 to assist the Company in meeting the requirements of Section 404 of the Sarbanes -Oxley Act of 2002.  Specifically, management prepared the initial documentation of key processes and related controls at each of the locations within the scope of the Sarbanes-Oxley project; PwC was engaged to assist management in documenting the existing internal controls over financial reporting.  PwC was not involved in designing the Company's internal controls, performing management's testing of internal controls or assessing the effectiveness of such controls on management's behalf.

The services performed by PwC were deemed to be permissible under the independence guidelines in Rule 2-01 of Regulation S-X and Section II.B.3.(b) of SEC Release 33-8238 which states:

“b. Auditor Independence Issues – Because the auditor is required to attest to management’s assessment of internal control over financial reporting, management and the company’s independent auditors will need to coordinate their processes of documenting and testing the internal controls over financial reporting. However, we remind companies and their auditors that the Commission’s rules on auditor independence prohibit an auditor from providing certain nonaudit services to an audit client. As the Commission stated in its auditor independence release, auditors may assist management in documenting internal controls. We understand the need for coordination between management and the auditor, however, we remind companies and auditors that management cannot delegate its responsibility to assess its internal controls over financial reporting to the auditor. The rules adopted today do not amend the Commission’s rules on auditor independence.”

The Company concluded, and PwC concurred, that the provision of these services would not impair PwC's ability to exercise objective and impartial judgment in performing its audit engagement.  Upon making this determination, the services were pre-approved by the Company's Audit Committee.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not preclude the Commission from taking any action with respect to its filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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CONFIDENTIAL TREATMENT REQUESTED BY ACTIVISION, INC.

Mr. Brad Skinner

October 14, 2005 (REVISED)

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 255-2229 or George Rose, Esq., our Sr. Vice President and General Counsel, at (310)255-2603.

Sincerely,

/s/ William J. Chardavoyne

William J. Chardavoyne

cc:	Robert A. Kotick

Rob Helmholz (PricewaterhouseCoopers LLP)

Brian G. Kelly

George Rose, Esq.

Kenneth L. Henderson, Esq. (Bryan Cave LLP)

Stathis Kouninis

Mark Kronforst

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CONFIDENTIAL TREATMENT REQUESTED BY ACTIVISION, INC.

Mr. Brad Skinner

October 14, 2005 (REVISED)

Management reviews various historical, forward-looking, and market driven factors in determining reserves for each title. They include among others:

1.

Performance of titles – “Performance” refers to the rate at which retailers are able to sell-through the product to the end consumer, over a span of time (usually six to nine months). Sell-through units by week or month, and decay rate (i.e. the rate at which the number of sell-through units declines in each succeeding week/month) and lift (i.e. an increase in the number of sell-through units in succeeding weeks/months) are key assumptions.

2.

Performance of titles in similar genre (e.g., action, first-person action, racing, action/adventure, kids, etc.) – Activision benchmarks the projected performance of its titles against similar titles of the same genre either produced by Activision or its competitors. Activision’s historical and industry data indicate a title’s range of performance will vary by genre.

3.	Performance of hardware platform (e.g., console, PC and hand-held) – Activision’s historical records indicate that price protection and product return rates vary by platform.

4.

Performance of brand (e.g., Tony Hawk, Marvel, Call of Duty etc.) – Activision benchmarks the projected performance of its titles against similar titles of the same brand. Activision’s historical records and industry data indicate that proven brands have a relative predictability of performance versus non-branded titles.

5.	Marketing trade programs – Activision’s historical experience indicates that marketing trade programs promoting a specific title will increase the title’s sell-through performance.

6.

Console hardware lifecycle (e.g., beginning, middle or end) – A title’s performance has a direct correlation to a console platform’s installed base. A large installed base can result in higher unit sales per title. The initial introduction of a new generation hardware system would result in lower installed base and high cost per hardware unit as compared to a much larger installed base and lower cost per hardware unit at the end of the hardware cycle.

7.	Weeks of on-hand retail channel inventory, including seasonality – Activision’s historical records, factoring in seasonality, reflect that the number of “weeks of on-hand” inventory

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CONFIDENTIAL TREATMENT REQUESTED BY ACTIVISION, INC.

Mr. Brad Skinner

October 14, 2005 (REVISED)

have an impact on when price protection and product return action is initiated. “Weeks of on-hand” inventory is determined by taking inventory on hand in the retail channel divided by recent unit sales information.

8.

Quantity of inventory on hand in the channel – Activision’s historical records, factoring in seasonality, reflect that the actual quantity of inventory in the retail channel would have an impact on determining if and when price protection and product returns are initiated. Low levels of inventory are less likely to be price protected or returned.

9.

Activision warehouse on-hand inventory – Activision’s historical records, factoring in seasonality, reflect that the actual quantities of inventory in the Activision warehouse would have an impact on determining if and when price protection is initiated. Titles with lower levels of inventory are less likely to be price protected.

10.

Title’s recent sell-through history – Weekly sell-through data from Activision’s retail customers and independent third-party reporting sources provide valuable information as to a title’s recent and cumulative sales performance.

11.

Theatrical movie release - The performance of Activision’s titles tied to a theatrical movie release (e.g. Spiderman The Movie, Madagascar, Fantastic Four) can be impacted by the timing and success of the movie.

12.

Game ranking – Game rankings are determined by aggregating game editorial coverage (i.e. previews and reviews) from major on-line and print sources, and converting the evaluation scores on a scale of 0 – 100. All aspects of the game are evaluated, such as game play, uniqueness, and technical innovation.

13.

Activision sales force and retail customer feedback – Communications between the Activision sales force and our retail customer base provide valuable intelligence as to current and expected industry and market conditions as well as expected title performance.

14.

Market research conducted by Activision – Activision’s market research department tests and evaluates games continuously from initial game conception up until launch. Consumers provide valuable information on game concept, game features, game quality and packaging. Research is conducted through consumer focus groups and when development is far enough along, through consumer play testing.

15.

Seasonality - Activision’s historical records indicate that consumer buying patterns are higher during the year-end holiday season. Activision’s pricing strategies, including the granting of price protection, factor in this seasonal trend.

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CONFIDENTIAL TREATMENT REQUESTED BY ACTIVISION, INC.

Mr. Brad Skinner

October 14, 2005 (REVISED)

16.

Competing titles –A title that directly competes with an Activision title can impact the retailer’s buying decision regarding Activision’s product. It can also impact the consumer’s buying (i.e. sell-through) patterns.

17.

Industry pricing – Console software retail pricing for video games changes during the lifecycle of the hardware platform. Console retail pricing is higher ($49.99) in the beginning of the hardware cycle as compared to the end of the cycle ($39.99 - $29.99). Forward-looking expectations of industry pricing are based upon the lifecycle of the hardware platform and the competitive marketplace.

The relative importance of these factors varies depending upon, among other items, genre, platform, seasonality and sales strategy. Further, not all factors will be applicable to each product, each time and the mix of factors may change over the product lifecycle. Both historical information and future expectations of product and market trends are used to derive the assumptions used in determining the price protection and returns reserves. Periodically, these assumptions are re-evaluated to account for any changes in the overall market or any expected platform related trends.

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CONFIDENTIAL TREATMENT REQUESTED BY ACTIVISION, INC.

Addendum #1

[Redacted]

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